ICON ENERGY CORP.
17th km National Road, Athens-Lamia & Foinikos Str.
14564, Nea Kifissia, Athens, Greece

July 11, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:          Michael Purcell
            Daniel Morris

Re:	Icon Energy Corp. Registration Statement on Form F-1 (File No. 333-279394)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1, that was originally filed with the U.S. Securities and Exchange Commission on May 14, 2024, as thereafter amended, be accelerated so that it will be made effective at 5:00 PM, Washington D.C. time, on Thursday, July 11, 2024, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Filana Silberberg, Esq. at (212) 922-2225 or Will Vogel, Esq. at (212) 922-2280, each of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

ICON ENERGY CORP.

By:	/s/ Ismini Panagiotidi
Name: Ismini Panagiotidi
Title: Chief Executive Officer

July 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Icon Energy Corp.
Registration Statement on Form F-1
File No. 333-279394

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 PM, Washington D.C. time, on Thursday, July 11, 2024, or as soon thereafter as may be practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that copies of the Preliminary Prospectus dated July 10, 2024 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
Name: Larry Glassberg Title: Co-Head of Investment Banking